1290 AVENUE OF THE AMERICAS
NEW YORK, NY 10104-0050

TELEPHONE: 212.468.8000
FACSIMILE: 212.468.7900

WWW.MOFO.COM
MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA, DENVER,
SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

December 24, 2008	Writer’s Direct Contact
212.468.8025
mhagan@mofo.com
Ms. Jennifer Hardy, Branch Chief
Ms. Melissa Rocha, Staff Accountant
Mr. Terrence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Asia Pacific Wire & Cable Corporation Limited

Amendment No. 1 to Form F-1
Filed November 26, 2008
File No. 333-153796

Form 20-F for the year ended December 31, 2007
Filed June 27, 2008
File No. 001-14542
Dear Ms. Hardy, Ms. Rocha and Mr. O’Brien:
          On behalf of Asia Pacific Wire & Cable Corporation Limited (the “Company”), this letter is in response to the comment letter dated December 15, 2008, from Ms. Hardy to Mr. Yuan Chun Tang, regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 1 to Form F-1 and Form 20-F for the year ended December 31, 2007.
          The Company respectfully submits the following responses with respect to each comment contained in the comment letter. For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the comment letter and follow with the Company’s responses. Concurrently with submission of this letter, Amendment No. 2 to the registration statement on Form F-1 is being electronically transmitted for filing with the Commission.
          We understand that it is possible that the Staff may have additional questions upon review of these responses or may request supplemental information. We acknowledge that

December 24, 2008
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the Staff requires certain undertakings at the time of any request for acceleration of the effectiveness of the Company’s registration statement. We acknowledge further that the Staff should be provided with adequate time to review Amendment No. 2. We wish to maintain a dialogue with the Staff in order to ensure that (i) the Company’s responses address adequately the comments of the Staff, (ii) the Staff has sufficient time to review the Company’s responses and (iii) the Company is in a position to request, and the Staff is able to grant, acceleration of the effectiveness of the Company’s registration statement at the earliest possible date. Kindly note that the legal opinion of Appleby, Bermuda Counsel to the Company, as amended to reflect prior comments of the Staff, shall be filed on or before the date to be requested by the Company for effectiveness of this registration statement. We remain at your disposal to respond to any questions or comments.

Very truly yours, /s/ Michael J. Hagan Michael J. Hagan

cc:	Mr. Yuan Chun Tang, Chairman and Chief Executive Officer Asia Pacific Wire & Cable Corporation Limited
Enclosures

December 24, 2008
Page Three
Form F-1
General
1.	Briefly describe the nature of the criminal proceedings against former PEWC officers and directors and describe the malfeasance that led to the delisting from the Taipei Stock Exchange.
          The Company wishes to direct the Staff to the revised disclosure in the risk factor entitled “Control of the Company Rests with Majority Shareholder; Controlled Company Exception for Any Exchange Listing; Risks Related to PEWC,” beginning on page 5 of Amendment No. 2, for a description of the nature of the criminal proceedings against certain former PEWC officers and directors and a description of the malfeasance that led to the delisting of the shares of PEWC from the Taipei Stock Exchange.
Summary, page 1
2.	Please provide an organizational chart in the summary which includes your joint venture ownerships.
          The Company wishes to direct the Staff to the organizational chart of the Company, which sets forth the principal operating subsidiaries of the Company including joint venture ownerships, appearing on page 2 of Amendment No. 2 in the “Prospectus Summary.”
Risk Factors, page 5
3.	Please include a risk factor about your default on the PEWC loan.
          The Company wishes to direct the Staff to the revised disclosure on pages 61 and 67 of Amendment No. 2, which indicates that the loan in default was repaid in full as of December 2008. Because the Company believes that PEWC will continue its lending relationship with the Company despite the default, the Company believes the default does not present any risk to the Company and that it should not be addressed in a risk factor.
          The Company wishes to inform the Staff that it has included additional disclosure on page 67 of Amendment No. 2 regarding a PEWC loan to the Company’s principal Singapore subsidiary, which was originally scheduled to mature in September 2008. Such disclosure also provides that repayment of the loan has been extended to September 2009 by agreement of the parties thereto.
Certain Historical Information Regarding Ownership and Control of the Company, page 24
4.	Please clarify who Set Top International is and briefly describe what the litigation between them and PEWC related to.

December 24, 2008
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          The Company wishes to direct the Staff to the revised disclosure in the section entitled “Certain Historical Information Regarding Ownership and Control of the Company,” beginning on page 24 of Amendment No. 2, which includes a description of Set Top International and its litigation with PEWC.
5.	Please describe how the Option Agreement came about and disclose its purpose.
          The Company wishes to direct the Staff to the revised disclosure on page 24 of Amendment No. 2, which further describes the origin and purpose of the Option Agreement.
6.	Please explain carried interest and clarify whether PEWC is still paying it. Clarify whether the purchase price was funded with debt by Sino-JP. Disclose why the transaction was structured to include carried interest and how it is accounted for by each of the parties.
          The Company wishes to direct the Staff to the revised disclosure in the “Certain Historical Information Regarding Ownership and Control of the Company” section beginning on page 24 of Amendment No. 2, which further describes the carried interest and how the purchase price was funded.
5.4 — Liquidity and Capital Resources, page 47
7.	We note your response to prior comment 32 and your revised disclosure. Your discussion of the cash flow statement and the factors that drive cash flows does not provide information for the period ending June 30, 2008. Please revise to provide a balanced discussion of the factors that drive cash flows, explanations of the reason for increases and decreases in your cash flows including the reasons for the changes in operating assets and liabilities for the most recent period. Additionally, ensure that your discussion for the interim period discusses the significant impact accounts receivables and inventory has on operating cash flows. Refer to FRR No. 72-501.13.
          The Company wishes to direct the Staff to the revised disclosure in the “Liquidity and Capital Resources” section beginning on page 57 of Amendment No. 2 for a discussion of increases and decreases in cash flows and the factors that drive cash flows for the period ended June 30, 2008.
Related Party Transactions, page 66
8.	Please disclose the interest rate and maturity of the short-term loan from Moon View.

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          The Company wishes to direct the Staff to the revised disclosure in the “Related Party Transactions” section beginning on page 67 of Amendment No. 2, which explains that the short-term loan from Moon View is a demand loan which is unsecured and interest-free. In addition, the Company wishes to direct the Staff to additional disclosure in this section on the PEWC loan to Sigma Cable, the Company’s principal Singaporean operating company.
9.	Please disclose the use of proceeds for each of the related party loans.
          The Company wishes to direct the Staff to the revised disclosure in the “Related Party Transactions” section beginning on page 67 of Amendment No. 2, which discloses that the proceeds for each of the related party loans were used for working capital and purchases of capital equipment.
10.	Please provide disclosure here about the management fee payable to PEWC and disclose what the management fee is for.
          The Company wishes to direct the Staff to the revised disclosure in the “Related Party Transactions” section beginning on page 67 of Amendment No. 2, which describes the management fee payable to PEWC.
11.	In the last paragraph, please state that the financial statements you are incorporating are in your Form 20-F. In your cross-reference to footnote 17, please reference your copper purchases from PEWC.
          The Company has revised its disclosure in the “Related Party Transactions” section beginning on page 67 of Amendment No. 2 to provide that the financial statements incorporated by reference are in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007. The Company has also revised its disclosure to reference its copper purchases from PEWC in its cross-reference to footnote 17.
Plan of Distribution, page 69
12.	We reference the second paragraph. Please tell us why you would not file a prospectus supplement until a pledgee or donee intends to sell more than 500 shares.
          The Company has deleted the reference to “more than 500” in the second paragraph of the “Plan of Distribution” section on page 72 of Amendment No. 2.

December 24, 2008
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Selling Shareholder, page 71
13.	We note your response to prior comment 40 and the revised disclosure that SOF may be deemed to be an underwriter. We restate the comment. Please tell us whether SOF is a registered broker. If so, please state that they “are” an underwriter. Please tell us whether SOF is an affiliate of a broker-dealer. If so, please also disclose the representations set forth in the letter or state they “are” an underwriter.
          The Company wishes to direct the Staff to the revised disclosure on page 74 of Amendment No. 2 in the “Selling Shareholder” section, which states that SOF is neither a registered broker nor an affiliate of a broker-dealer.
Legal Matters, page 189
14.	Please clarify which matters Morrison & Foerster and Appleby will pass on.
          The Company wishes to direct the Staff to the revised disclosure in the “Legal Matters” section beginning on page 91 of Amendment No. 2, which provides that the Company is represented by Morrison & Foerster LLP with respect to U.S. federal law matters.
Legal Opinion — Exhibit 5.1
15.	Please delete the assumption in (i) since this reflects whether the shares are duly authorized.
          The Company has been informed that Appleby agrees to delete such assumption.
16.	We reference the next to last paragraph which states that the opinion speaks as of its date. Please note that shareholders must be able to rely upon the opinion up to the time that the F-1 becomes effective. Please either delete this statement or file an executed copy of the opinion dated as of the date of effectiveness.
          The Company understands that Appleby has agreed to this comment. The Company is working with Appleby to finalize its opinion in such a manner as to ensure compliance with this comment. As previously noted, a final opinion will be filed not later than the date the Company files its request for effectiveness.
Form 20-F for the Year Ended December 31, 2007
3.3.6 Disclosure Controls and Procedures and Internal Controls over Financial Reporting Classified as Ineffective, page 9

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17.	We note your response to prior comment 49 which references your risk factor disclosure in your Form F-1/A. Your disclosure in your Form 20-F which is incorporated by reference into your Form F-1/A does not provide this information. Therefore, as previously requested, please revise to disclose in greater detail the nature of the four material weaknesses identified in your disclosure. In this regard, also revise to disclose the specific steps that the Company implemented at its June 13, 2008 Board meeting to remediate the material weaknesses.
          The Company wishes to direct the Staff to its response to Comment # 21, which addresses the Company’s considerations in determining not to amend its Form 20-F.
Item 5.1 Disclosures of Critical Accounting Policies, page 34
18.	We note that your stock has continued to decline from $5.20 at December 31, 2007, to $1.00 at December 5, 2008, and your market capitalization as of June 30, 2008, is significantly less than total stockholders’ equity, which is an indicator that your goodwill and/or long-lived assets may be impaired. Tell us whether or not this decline in market cap and stock price has triggered an interim impairment test under SFAS 142 and SFAS 144 and how you determined that your long-lived assets and goodwill are recoverable in the current market environment. Further tell us how the decline in your stock price has impacted your current and future cash flows and what consideration you have given to disclosing this in your Form F-1.
          The Company wishes to supplementally inform the Staff that it did not perform an impairment test as of June 30, 2008, at that time the Company did not believe there was any basis to undertake an impairment test. The severity of the economic events that materially impacted global economies, and more specifically, the markets in which the Company operates were not understood until the end of the third quarter and the beginning of the fourth quarter of 2008. Until October 2008, the Company was optimistic regarding its overall business and short-term prospects and had plans to expand its business in specific geographical areas that it believed held opportunities for profitable business. However, beginning in October 2008, the Company’s short-term outlook had reversed, as sales declined primarily due to a slowdown in orders and a decline in the price of copper, as discussed further in Amendment No. 2 (please see our response to comment # 22). The Company intends to perform its goodwill and long-lived asset impairment tests as of December 31, 2008 in preparation of its 2008 financial statements. If either or both goodwill and long-lived assets are deemed impaired as a result of the tests, the amount of any impairments will be recognized in the 2008 results from operations and the December 31, 2008 financial position.
          The Company believes that the decline in its share price is due, in part, to the current economic turmoil and its consequent affect on financial markets

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and such decline will not have a significant impact on the Company’s current and future cash flows, as the Company’s cash flows are primarily a function of the results of its operations and short-term borrowings.
Note 4. Summary of Significant Accounting Policies
Note 18. Defined Contribution and Benefit Plans, page F-38
19.	We note your response to prior comment 59 where you have identified for us the disclosures required by paragraphs 7 and 20 of SFAS 158 in your Form 20-F. Please revise your footnote disclosure, in future filings, to clearly identify these disclosures as you have in your response. Further note that Appendix A, specifically paragraph A6, provides an illustration of the disclosures required by paragraph 20 of SFAS 158.
          The Company wishes to affirm to the Staff that it will (i) modify its defined contribution and benefit plan disclosures in future filings, as required by paragraphs 7 and 20 of SFAS 158, and (ii) present the incremental effect of adopting SFAS 158 as of December 31, 2006 in tabular form, as directed by Appendix A, paragraph A6.
Note 20. Segment Financial Information, page F-41
20. We note your response to prior comment 60 and have the following comments:
•	You state that you have a number of operating subsidiaries, you capture certain financial information by product line, and the Company’s supervisory personnel act and make decisions on a regional and market basis. It is still not clear to us how you have identified your operating segments and reporting segments. In this regard, tell us if your various operating subsidiaries are considered operating segments, and if so, are they aggregated into your three reportable segments?

•	It is unclear how your CODM evaluates and assesses performance. Please clarify whether decisions are made on a regional and market basis. If so, tell us how you considered this in determining your operating and reportable segments. Supplementally provide us copies of your CODM reports for December 31, 2007 and June 30, 2008.

December 24, 2008
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•	Explain to us why certain key operational data and certain financial information specific to each product line, in your manufactured product segment, is captured if it is not used internally for decision making on how resources should be allocated.
          The APWC group of operating companies (the “Operating Companies”) constituting the Company was established in 1996 following the spin-off of the capital stock and assets of the non-Taiwanese wire and cable businesses of PEWC and the restructuring of those businesses (the “Restructuring”) into a group held by APWC, which was a newly-formed Bermuda holding company. Prior to the Restructuring, the Operating Companies, some of which had been in existence for forty years or more, conducted their businesses in their respective markets in a manner that was largely independent of PEWC central management under one reporting segment, manufactured products. PEWC itself began its business of manufacturing and distributing copper-based wire and cable products in Shanghai in 1938 and it migrated to Taiwan in 1949. Historically, the Operating Companies manufactured copper-based wire and cable products in response to local market demand and business opportunity. Accordingly, the manufactured product mix could and did fluctuate from time to time. It was only following the Restructuring and the subsequent initial public offering of Common Shares (the “IPO”) that the Company established distributed products (for PEWC) and SDI installation and service (project engineering) as further business segments.
          Following the Restructuring and the IPO, management sought to further centralize the business and enhance collaboration among Operating Companies through the collective purchase and sharing of raw materials, manufacturing equipment and technology, and the provision of personnel, where appropriate. There is commonality of raw materials (primarily copper) and substantially similar manufacturing processes among the principal products within the manufactured product segment. For example, the early stage manufacturing processes for power cable, telecommunications cable and enameled wire are substantially similar for the Company, and it is only in the later stage of the manufacturing process that the Company utilizes different equipment and processes to produce its different product lines. In many instances, equipment used to produce one product line may be deployed in the production of one of the other product lines and personnel are often involved in the manufacture of more than one product. The Company’s utilization of the same equipment, technology and personnel for the manufacture of its three principal product lines is one of the reasons management believes it is not possible to accurately allocate operating costs and assets among the principal three product lines and thereby permit credible segment reporting along those product lines.
          Accordingly, the Company has defined its operating and reporting segments based on the structure of its internal organization. That structure, which dates back to the formation of the Company in 1996, is a geographic, market-driven enterprise that has sought out business opportunities in connection with each of the sale of manufactured wire and cable products, the

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sale of purchased copper and cable products and project engineering services related to wire and cable installations. The Company’s management views these as the business activities in which the Company engages and the Company’s business plan at the consolidated level has been and remains to develop each of its manufacturing, trading and service business segments to its respective potential and to synergistically benefit from the interplay among those three segments.
          Within the Company’s manufactured products segment, although there are different products manufactured, the Company’s CODM and other members of senior management view the manufacture of all products as the relevant business activity for reviewing performance, managing operations and allocating resources for that operating segment. Thus, “seen through the eyes of management,” the Company believes the manufactured product segment is a better implementation of the intent of SFAS 131 than the individual products produced. The Company’s management acknowledges that there are other ways that the Company could have been organized internally; however it also believes that given the nature of the components of the business and manufacturing processes discussed above, organization along product lines was, and remains, impracticable. The members of the Financial Accounting Standards Board (the “FASB”) addressed the issue of challenges faced by enterprises in determining their disaggregation criteria and specifically avoided forcing rigid requirements.1
          In addition to the importance placed by the FASB on defining operating segments along the lines of how a company is organized internally, it appears that it was also important to the FASB that compliance with SFAS 131 not present an exceptional burden to companies (paragraphs 4 and 60, SFAS 131). The Company’s accounting systems have traditionally recorded sales and cost of sales by product line, but do not generate the additional discreet financial information called for under paragraphs 27 and 28 of SFAS 131. The Company believes that having to develop an allocation of operating costs and assets in order to address paragraphs 27 and 28 of SFAS 131 would present a significant burden. The Company’s management believes that, of at least equal importance, is the fact that any such allocation would have an inherent, and potentially confusing, arbitrariness due to the reality of the Company’s manufacturing processes as described above, where the same equipment, technology and personnel are utilized through the early stages of the manufacture of each of three principal product lines.

[1]	As noted in paragraph 66 of SFAS 131: “. . . differences among enterprises in the nature of their operations and in the extent to which components of the enterprise share common facilities, equipment, materials and supplies, or labor force make unworkable the prescription of highly detailed rules and procedures that must be followed by all enterprises. Moreover, . . . differences in the accounting systems of business enterprises are a practical constraint on the degree of specificity with which standards of financial accounting and reporting for disaggregated information can be established.” [regarding the adoption of paragraph 74, SFAS 14].

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          As noted, the Company captures sales and cost of sales transaction data for each of its product lines. This level of sales tracking is fundamental to any manufacturing enterprise producing more than one product. Revenue by product is disclosed as required by SFAS 131 paragraph 37. The Company has also elected to provide in its filings cost and gross margin information by product. Consistent with paragraph 8 of SFAS 131, the Company has elected to provide this information primarily because it is readily available and it is part of the total mix of data reviewed by management. However, management does not make resource allocation decisions primarily on the basis of gross margin data. As noted, management views the Company as an opportunistic, market-driven enterprise, focused on responding to customer demand as it may present itself from time to time. By way of illustration, enameled wire products continue to be the Company’s highest selling product line despite their thin profit margins relative to power transmission cable products, but the Company is responsive to market demand and consequently is not currently shifting its production output to the higher margin product line. Additionally, decisions regarding which regional markets and corresponding plant operations to pursue and establish are affected by legal barriers such as import tariffs and export restrictions. Decision-making is also done within an environment that requires management to take into account the input of local joint venture partners, minority investors, managers and directors. This environment does not lend itself to decision-making on a product line basis.
          The Company wishes to inform the Staff that examples of CODM reports will be faxed under separate cover to the Staff, with a request for confidential treatment. Due to the fact that some portions of these reports are presented in Chinese, the Company’s efforts to date to Edgarize the reports have produced unsatisfactory results. Accordingly, we believe the Staff’s review will be facilitated by this fascimile. If the Staff wishes the Company to provide the reports in an Edgarized format, the Company is pleased to do so, subject to its request for confidential treatment.
General:
21.	We note throughout your response letter and your Form F-1/A that you have made certain revisions as a result of our comments that you indicate, in some instances, you will also make in your 2008 Form 20-F. Since your Form 20-F is incorporated by reference in your Form F-1/A and includes information that has not been revised as a result of our comments, please tell us what consideration has been given to revising your Form 20-F for the year ended December 31, 2007.
          After careful consideration, the Company believes that revising its 2007 annual report based on the Staff’s comments would not be materially meaningful to its investors. In the last quarter of 2007, the Common Shares of the Company were quoted on the pink sheets between $5.95 and $4.50 per share. As of December 12, 2008, the Common Shares were quoted at $0.80 per share on the Over-the-Counter Bulletin Board. In view of the global financial and economic crisis of almost unprecedented proportions that has materially and

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adversely impacted global debt and equity markets in recent months, the Company respectfully suggests to the Staff that selected revisions to historical information reported in its 2007 annual report, that would render it fully consistent with reporting in the Company’s registration statement, would not provide investors with (i) information regarding the global economic and financial crisis and its impact on the Company and (ii) a sufficiently complete picture of the current circumstances of the Company for the purposes of making an informed investment decision in today’s economic environment, notwithstanding enhanced disclosure based upon the Staff’s comments.
          In addition, investors will be able to review the financial disclosure in the Form F-1, including the most current financial disclosure for the six months ended June 30, 2008. We wish to bring to the attention of the Staff also the commitment of the Company to its shareholder, SOF, to cause this registration statement to go effective within an agreed time frame, which is not later than the end of January. Any requirement to amend the Form 20-F would likely delay the effective date of the registration statement and present a risk that the Company could incur material adverse consequences if it fails to meet its deadline with SOF. Finally, as we have noted in the context of SFAS 131, the Company believes that the burden that would be imposed upon it, relative to the value of selective amendments to historical financial information that is now of questionable relevance to investors, is a relevant consideration in determining whether to file an amendment to the Form 20-F. In that regard, the Company believes that the selective amendment of the Form 20-F is of doubtful current value to investors, particularly in the current economic climate, and that the burden that undertaking would impose on the Company would be substantial and would take management time and attention away from addressing the Company’s current business and market issues, which are likely to be a paramount concern for investors.
          The Company wishes to confirm to the Staff that its financial reporting in its 2008 and future annual reports will be consistent with the agreed comments of the Staff on the Company’s registration statement.
Current Economic Risks, page 16
22.	Please expand this discussion of recent economic events to clarify the specific impacts and risks to your business. Explain how the market for your products has been affected and the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your operations since June 30, your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect

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recent economic events, including the credit shortage, may affect other sources of liquidity.
          The Company wishes to direct the Staff to the risk factor entitled “Current Economic Risks” on page 16 of Amendment No. 2, which expands the discussion of recent economic events to clarify the specific impacts on and risks to the Company’s business. The Company also wishes to direct the Staff to the last paragraph of the “Liquidity and Capital Resources” section on page 60 of Amendment No. 2, which addresses the expected impact to current and future cash flows and how the Company expects recent economic events may affect other sources of liquidity.